EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(dollars in thousands)
Earnings before income taxes	$45,559	$35,731	$11,226	$11,302	$13,019
Fixed charges	2,267	2,092	9,337	9,932	9,009

Total earnings	$47,826	$37,823	$20,563	$21,234	$22,028

Fixed charges:
Interest on debt	$2,245	$2,049	$9,300	$9,892	$8,951
Estimate of interest within rental expense	22	43	37	40	58

Total fixed charges	$2,267	$2,092	$9,337	$9,932	$9,009

Ratio of earnings to fixed charges	21.1	18.1	2.2	2.1	2.4